UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STARCRAFT CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

855269106

(CUSIP Number)

Quantum Fuel Systems Technologies Worldwide, Inc.

17872 Cartwright Road, Irvine, CA 92614

Phone: (949) 399-4500

Attention: W. Brian Olson

with a copy to:

Morrison & Foerster LLP

19900 MacArthur Boulevard, Twelfth Floor

Irvine, CA 92612

Phone: (949) 251-7500

Attention: Craig S. Mordock, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 855269106	Page 2 of 9 pages

13D

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). Quantum Fuel Systems Technologies Worldwide, Inc./33-0933072
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None 8. Shared Voting Power 4,642,192 shares of common stock (1) 9. Sole Dispositive Power None 10. Shared Dispositive Power 4,642,192 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,642,192 shares of common stock (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 51.8% (2)
14.	Type of Reporting Person CO
(1)	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Quantum Fuel Systems Technologies Worldwide, Inc. may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Quantum Fuel Systems Technologies Worldwide, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	The calculation of the foregoing percentage is based on 8,968,691 shares of Starcraft Corporation common stock outstanding as of November 23, 2004.

CUSIP No. 855269106	Page 3 of 9 pages

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of the common stock, no par value per share, of Starcraft Corporation (the “Shares”), an Indiana corporation (“Starcraft”), whose principal executive offices are located at, Post Office Box 1903, 1123 South Indiana Avenue, Goshen, Indiana 46526.

Item 2. Identity and Background

(a)	The person filing this Statement is Quantum Fuel Systems Technologies Worldwide, Inc., a Delaware corporation (“Quantum”).

(b)	The address of the principal business and principal executive office for Quantum is 17872 Cartwright Road, Irvine, CA 92614.

(c)	The principal business of Quantum is designing, manufacturing and supplying integrated fuel systems to OEMs for use in alternative-fuel vehicles and fuel-cell applications.

Set forth on Schedule A hereto is (i) the name of each of the executive officers and directors of Quantum, (ii) the residence or business address of each such person, (iii) the present principal occupation or employment, if any, of each such person, and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d)(e)	Neither Quantum, nor, to the knowledge of Quantum, any person named on Schedule A hereto, (i) during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	To the knowledge of Quantum, each of the individuals set forth on Schedule A hereto is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

As described in response to Item 4, the Shares to which this Statement relates have not been purchased by Quantum. As an inducement for Quantum to enter into the Merger Agreement (as defined below) described in Item 4 and in consideration thereof, certain shareholders of Starcraft identified in Item 4 entered into Voting Agreements, dated as of November 23, 2004, with respect to an aggregate of 4,642,192 Shares (the “Voting Agreements”).

Item 4: Purpose of Transaction

Merger Agreement

On November 23, 2004, Quantum, Quake Sub, Inc., an Indiana corporation (“Quake Sub”) and Starcraft entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Quake Sub will be merged with and into Starcraft with Starcraft as the surviving corporation (the “Merger”). After the Merger, Starcraft will be a wholly-owned subsidiary of Quantum. At the effective time of the Merger, each Share issued and outstanding immediately prior

CUSIP No. 855269106	Page 4 of 9 pages

to the effective time shall be converted into the right to receive 2.341 shares of the common stock of Quantum. Options to receive shares of Starcraft do not automatically terminate or convert in connection with the Merger. Starcraft must require each option holder to agree to receive either cash or options for Quantum common stock in exchange for their Starcraft options. The Merger is subject to various conditions including, among other things, approval by the requisite vote of the stockholders of Quantum and the shareholders of Starcraft, the Securities and Exchange Commission declaring Quantum’s registration statement on Form S-4 effective and the shares of Quantum common stock to be issued in the Merger being authorized for listing on the Nasdaq National Market.

Voting Agreements

On November 23, 2004, Quantum and certain shareholders of Starcraft (each, a “Starcraft Shareholder”) entered into the Voting Agreements. The provisions of each Voting Agreement are identical except for the party names and the number of Shares.

The Voting Agreements provide that the respective Starcraft Shareholder shall not, among other things:

•	transfer, sell, assign, give, pledge, exchange or otherwise dispose of or encumber the Shares or any shares or securities of the capital stock of Starcraft purchased or with respect to which the Starcraft Shareholder acquires beneficial ownership after the date of the Voting Agreement and prior to the Expiration Date (as defined below) (collectively, the “Securities”) or make any offer or agreement relating thereto, at any time prior to the Expiration Date;

•	deposit any of the Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Securities or grant any other proxy or power of attorney with respect thereto, in each case, in a manner that conflicts or may conflict with the Starcraft Shareholder’s obligations under the Voting Agreement; or

•	enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer, exchange or other disposition of or transfer of any interest in or the voting of any of the Securities, in each case, in a manner that conflicts or may conflict with the Starcraft Shareholder’s obligations under the Voting Agreement.

Prior to the Expiration Date, at every meeting of the shareholders of Starcraft called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the shareholders of Starcraft with respect to any of the following, the Starcraft Shareholder agrees to vote the Securities (and to provide evidence thereof within 10 days prior to the meeting):

•	in favor of approval of the Transaction (as defined in the Merger Agreement), the Merger Agreement and the transactions contemplated thereby and any matter that could reasonably be expected to facilitate the Transaction;

•	in favor of any alternative structure as may be agreed upon by Quantum and Starcraft to effect the Transaction; provided that such alternative structure is on terms in the aggregate no less favorable to the Starcraft Shareholder than the terms of the Transaction set forth in the Merger Agreement (including, without limitation, with respect to the consideration to be received by the Starcraft Shareholder); and

•	against the consummation of any Superior Proposal (as defined in the Merger Agreement) or any other action, proposal, agreement or transaction (other than the Transaction, Merger Agreement or the transactions contemplated thereby) that in any such case would result in a breach of any covenant,

CUSIP No. 855269106	Page 5 of 9 pages

representation or warranty or any other obligation or agreement of Starcraft under the Merger Agreement not being fulfilled or which would be inconsistent with the Transaction or any other transaction contemplated by the Merger Agreement.

Prior to the Expiration Date, the Starcraft Shareholder will not enter into any agreement or understanding with any person or entity to vote or give instructions in any manner inconsistent with the vote of Securities described above. In addition, prior to the Expiration Date, the Starcraft Shareholder agrees not to enter into any agreement, discussions or negotiations with any Person other than Quantum or any of its affiliates with respect to an Acquisition Proposal (as defined in the Merger Agreement) or a potential Acquisition Proposal.

The Voting Agreements terminate on the earlier of (i) the Outside Date (as defined in the Merger Agreement) or (ii) the date on which the Merger Agreement is terminated in accordance with its terms (including any extensions to the Merger Agreement, as provided for therein) (the “Expiration Date”).

The purpose of the Merger Agreement and the Voting Agreements is to consummate the Merger pursuant to the terms of the Merger Agreement.

References to, and descriptions of, the Merger Agreement and Voting Agreements in this Item 4 are qualified in their entirety by the Merger Agreement and the Voting Agreements, which are filed as Exhibits to this Statement and which are incorporated herein in their entirety where such reference and descriptions appear.

The Voting Agreement with Kelly L. Rose relates to 1,202,748 Shares, the Voting Agreement with Richard C. Anderson relates to 1,172,169.60 Shares, the Voting Agreement with Douglass C. Goad relates to 1,150,917 Shares and the Voting Agreement with Jeffrey P. Beitzel relates to 1,116,357 Shares.

Item 5. Interest in Securities of the Issuer

(a)(b) Ownership of Shares:

The following information with respect to the ownership of the Shares by Quantum is provided as of the date of this Statement.

Amount beneficially owned: See Row 11 of the cover page.

Percent of class: See Row 13 of the cover page.

Number of Shares as to which each person has:

(i) Sole power to vote or to direct the vote: See Row 7 of the cover page.

(ii) Shared power to vote or to direct the vote: See Row 8 of the cover page.

(iii) Sole power to dispose or to direct the disposition of: See Row 9 of the cover page.

(iv) Shared power to dispose or to direct the disposition of: See Row 10 of the cover page.

To the knowledge of Quantum, none of the individuals set forth on Schedule A attached hereto directly or indirectly beneficially own Shares.

CUSIP No. 855269106	Page 6 of 9 pages

(c) Describe recent transactions.

Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, Quantum has not effected any transaction relating to the Shares during the past 60 days, and, to its knowledge, no other person named in Item 2 above or listed in Schedule A attached hereto, has effected any other transactions relating to the Shares during the past 60 days.

(d) Right to receive dividends.

No person is known to Quantum to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Shares beneficially owned by Quantum on the date of this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by this reference in this Item 6. To Quantum’s knowledge, except as otherwise described in this Statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule A attached hereto, and between any such persons and any other person, with respect to any securities of Starcraft, including but not limited to, transfer or voting of any of the securities of Starcraft, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Starcraft.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of November 23, 2004, among Quantum Fuel Systems Technologies Worldwide, Inc., Quake Sub, Inc. and Starcraft Corporation (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by Quantum Fuel Systems Technologies Worldwide, Inc. on November 23, 2004).

10.2	Form of Voting Agreement, dated as of November 23, 2004, by and between Quantum Fuel Systems Technologies Worldwide, Inc., a Delaware corporation and Kelly L. Rose, Richard C. Anderson, Douglass C. Goad and Jeffery P. Beitzel, shareholders of Starcraft Corporation.

CUSIP No. 855269106	Page 7 of 9 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 3, 2004

By:	/s/ W. Brian Olson
W. Brian Olson
Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Quantum. The business address of each person set forth on this Schedule A is: c/o Quantum Fuel Systems Technologies Worldwide, Inc., 17872 Cartwright Road, Irvine, CA 92614.

Name of Executive Officer	Title and Present Principal Occupation
Alan P. Niedzwiecki	President and Chief Executive Officer
W. Brian Olson	Chief Financial Officer and Treasurer
Glenn D. Moffett	General Manager of Operations
Cathryn T. Johnston	Secretary and Director of Communications

Name of Director	Title and Present Principal Occupation
Dale L. Rasmussen	Chairman of the Board of Directors and Senior Vice-President, Vice-President of Finance and Administration and Secretary of IMPCO Technologies, Inc.
Alan P. Niedzwiecki	President and Chief Executive Officer, Quantum Fuel Systems Technologies Worldwide, Inc.
Brian A. Runkel	President of Runkel Enterprises
G. Scott Samuelsen	Professor of Mechanical and Aerospace Engineering at the University of California, Irvine.
Thomas J. Tyson	Director

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of November 23, 2004, among Quantum Fuel Systems Technologies Worldwide, Inc., Quake Sub, Inc. and Starcraft Corporation. (1)

10.2	Form of Voting Agreement, dated as of November 23, 2004, by and between Quantum Fuel Systems Technologies Worldwide, Inc., a Delaware corporation and Kelly L. Rose, Richard C. Anderson, Douglass C. Goad and Jeffery P. Beitzel, shareholders of Starcraft Corporation.

(1)	Incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by Quantum Fuel Systems Technologies Worldwide, Inc. on November 23, 2004.